WATKINS UIBERALL
Certified Public Accountants
Independent Member of BKR International

Watkins Uiberall, PLLC
1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120
417 West Main Street • Suite 100
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016
www.wucpas.com

Report of Independent Registered Public Accounting Firm

To the Members
of The Securities Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Securities Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Securities Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(i) (the "exemption provisions") and (2) The Securities Group, LLC stated that The Securities Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Securities Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Securities Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 15, 2016